[Letterhead of Eversheds Sutherland (US) LLP]

June 22, 2017

VIA EDGAR

Edward P. Bartz, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Mountain Finance Corporation
Registration Statement on Form N-2
Filed on May 16, 2017 (File No. 333-218040)

Dear Mr. Bartz:

On behalf of New Mountain Finance Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on June 15, 2017, with respect to the Company’s registration statement on Form N-2 (File No. 333-218040), filed with the Commission on May 16, 2017 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Prospectus are referenced in the below responses, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement, filed concurrently herewith.

Accounting Comments

General

1.                                      Comment: Please explain the purpose of the POS EX filed by the Company on April 4, 2017 and why the audited financial statements for the fiscal year ended December 31, 2016 were not included in Part C — Item 25 of the POS EX filing. The POS EX filing includes an auditor’s report and an auditor’s consent, however, the audited financial statements for the fiscal year ended December 31, 2016 do not appear in the POS EX filing or in the prospectus supplement also filed on April 4, 2017 on Form 497.

Response: The Company advises the Staff that the POS EX filed by the Company on April 4, 2017 was filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “1933 Act”), solely for the purpose of filing exhibits to a registration statement in connection with an equity offering that the Company conducted. As explained in the note inside that POS EX, no other parts of the registration statement were modified and, therefore, Part C — Item 25 was not updated to list the December 31, 2016 audited financial statements. However, the prospectus supplement that was also filed on April 4, 2017 on Form 497 does include the Company’s audited financial statements for the year ended December 31, 2016 (which appear right after page S-82). As a result, the Company had to file an auditor’s report and an auditor’s consent as exhibits to the April 4, 2017 POS EX filing.

2.                                      Comment: It appears that the December 31, 2015 audited financial statements that were included in the registration statement (File No. 333-213195) that was declared effective on October 7, 2016, became stale on May 1, 2017. Please confirm that the Company has not made a public offering of its shares after May 1, 2017 and will not make a public offering until the Company has an effective registration statement that includes updated financial statements.

Response: The Company confirms that it did not conduct any securities offerings after May 1, 2017 and does not intend to conduct a public offering of its securities until the Registration Statement is declared effective by the Commission. However, the Company notes that Section 10(a)(3) of the 1933 Act states that “when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than sixteen months prior to such use . . . .” Since the registration statement (File No. 333-213195) was declared effective on October 7, 2016, the Company can continue selling securities off of it until July 7, 2017, which is nine months after effectiveness, without having to update the registration statement with December 31, 2016 audited financial statements.

3.                                      Comment: The Staff refers to footnote 15 to the Company’s March 31, 2017 Schedule of Investments (page F-15), which refers to a “first lien last out term loan”.

•                  Please inform the Staff of the location in the Registration Statement that describes this type of investment (for example, unitranche loans and any agreements among lenders).

•                  Please inform the Staff of the accounting policy for these types of investments and explain how the valuation of these investments takes into account the payment prioritization/payment waterfalls.

•                  Please describe the impact of such co-lending arrangements on the calculation of interest income under the effective interest method.

•                  Please inform the Staff if any co-lenders subject to these investments are affiliates of the Company.

Response: The Company has added the above-referenced disclosure in response to the Staff’s comment. See pages 3, 68, 101, 105, 112 and the cover page of the Prospectus.

The Company also advises the Staff on a supplemental basis that it classifies this type of investment as a first lien loan on its Schedule of Investments and includes this type of investment in all of its disclosures regarding first lien loans. As this type of investment is limited in number and is not material in fair value relative to the Company’s total investments, the Company has not separately disclosed its first lien last out term loan investments.

At the time of closing this type of investment, an agreement among lenders is executed along with the credit agreement. In order to alleviate administrative burdens for the borrower, all parties typically agree to a single cash flow distribution from the borrower to the administrative agent, which then distributes accordingly to the respective lenders through the terms outlined in the agreement among lenders, as incorporated by reference in the executed credit agreement. The agreement among lenders further defines terms outlined in the credit agreement (e.g., first out and last out) and administratively allows the borrower to process one loan rather than having first lien and second lien loans.

The valuation methodology of a first lien last out investment is the same approach as the Company’s other debt investments. The Company uses a market based approach to assess the total enterprise value of the portfolio company in order to evaluate the enterprise value coverage of the Company’s debt investment.  After enterprise value coverage is demonstrated, an income based approach using a discounted cash flow analysis is employed to estimate the fair value of the investment.

Interest income is calculated the same as any of the Company’s other debt investments and is recorded on the accrual basis. The interest rate is determined according to the terms for the last out loan in the executed credit agreement and agreement among lenders.

None of the co-lenders subject to these investments are affiliates of the Company.

4.                                      Comment: The Staff refers to Note 9 - Commitments and Contingencies on page F-71. Please provide the Staff with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments. Also please provide a general explanation as to why the Company believes it can cover its unfunded commitments.

Response: The Company represents to the Staff on a supplemental basis that it has a reasonable belief that its assets will provide adequate coverage to satisfy all of its unfunded commitments because as of March 31, 2017 and December 31, 2016, respectively, the Company had sufficient cash and cash equivalents and borrowing capacity under the Company’s revolving credit facilities to cover the value of its unfunded commitments.

5.                                      Comment: The Staff refers to Note 13 — Financial Highlights on page F-159. Page F-155 discloses that the Company made return of capital distributions during the year ended December 31, 2016. Please explain why there are no return of capital distributions disclosed in Note 13 — Financial Highlights.

Response: The Company advises the Staff that Note 13 — Financial Highlights is prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Under GAAP, the Company had sufficient accumulated undistributed net investment income to cover distributions declared to stockholders. As discussed in Note 10 — Distributions, during the fiscal year ended December 31, 2016 the Company had differences between its taxable income and its results of operations under GAAP, which resulted in a return of capital for income tax purposes.

6.                                      Comment: The Staff notes that New Mountain Net Lease Corporation (“NMNLC”) was formed in 2016. Please explain whether all related party agreements with regard to NMNLC have been filed. Please also represent to the Staff that the Company will file all related party agreements with regard to NMNLC when the Company’s investments held in NMNLC represent a material percentage of the Company’s gross assets.

Response: The Company advises the Staff on a supplemental basis that it believes that NMNLC’s agreements do not need to be filed as exhibits to the Registration Statement in view of the fact that: (i) NMNLC’s agreements are not material agreements of the Company and (ii) the Company’s investments held in NMNLC represent only approximately 1.4% of the Company’s gross assets as of March 31, 2017.  In addition, the Company provides further disclosure regarding NMNLC in its public filings, including in the Registration Statement, and the filing of NMNLC’s agreements as exhibits to the Registration Statement would not provide investors with any additional material information beyond the information that the Company already discloses about NMNLC. The Company also represents to the Staff that the Company will file all related party agreements with regard to NMNLC when the Company’s investments held in NMNLC represent a material percentage of the Company’s gross assets.

Legal Comments

7.                                      Comment: Please file new forms of prospectus supplements for each type of security that is being registered on the Registration Statement as exhibits to an amendment to the Registration Statement prior to requesting effectiveness of the Registration Statement.

Response: The Company has filed as exhibits to Pre-Effective Amendment No. 1 to the Registration Statement new forms of prospectus supplements for each type of security that is being registered on the Registration Statement.

8.                                      Comment: The cover page mentions debt securities. Please provide the Staff with a representation that the Company will not use the term “senior” with respect to future offerings of the Company’s debt securities unless the debt will be senior in priority to other outstanding debt of the Company.

Response: The Company represents to the Staff on a supplemental basis that the Company will not use the term “senior” with respect to future offerings of the Company’s debt securities unless the debt will be senior in priority to other outstanding debt of the Company.

9.                                      Comment: Please provide an undertaking on behalf of the Company to file an unqualified legality opinion and related consent of counsel in a post-effective amendment in connection with each future offering of the Company’s securities from the Registration Statement.

Response:  The Company has filed as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement the legality opinion regarding all securities being registered and a related consent of counsel. The Company acknowledges that, because the terms of the actual offerings from the Registration Statement are uncertain and not yet authorized by the Company’s Board of Directors, the Company will be required to file an unqualified legality opinion and a related consent of counsel in a post-effective amendment to the Registration Statement with each takedown from the Registration Statement.

10.                               Comment: The Staff refers to the disclosure regarding NMNLC in the third paragraph under “Prospectus Summary — Overview” on page 2 of the Prospectus. Given that on page 68 of the Prospectus under “Critical Accounting Policies” the Company indicates that NMNLC is a wholly-owned subsidiary, please clarify on page 2 of the Prospectus that NMNLC is a wholly-owned subsidiary of the Company.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. See pages 2, 67 and 101 of the Prospectus.

11.                               Comment: As required pursuant to instructions 4 and 5 to Item 3 of Form N-2, please include the basis upon which the Dividend Reinvestment Plan (“DRIP”) expenses are imposed. In addition, the Staff believes that the Company must include the following fees in the row entitled “Dividend reinvestment plan fees” of the Fees and Expenses table per the requirements of Item 3 of Form N-2: “If a participant elects by written, telephone, or internet notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15.00 transaction fee plus a $0.10 per share brokerage commission from the proceeds.” In addition, with regard to footnote 3 to the Fees and Expenses table, please explain to the Staff whether the de minimis expenses of the DRIP are stockholder transaction expenses or annual fund expenses.

Response:

The original footnote 3 to the row entitled “Dividend reinvestment plan fees” of the Fees and Expenses table on page 15 of the Registration Statement provided that:

The de minimis expenses of the dividend reinvestment plan are included in “other expenses.”

In response to the Staff’s comment, the Company proposes to revise the disclosure in footnote 3 as follows:

The expenses of the dividend reinvestment plan are included in “other expenses.” The plan administrator’s fees will be paid by us. There will be no brokerage charges or other charges to stockholders who participate in the plan. However, if a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15.00 transaction fee plus a $0.10 per share brokerage commission from the proceeds. For additional information, see “Dividend Reinvestment Plan.”

In addition, the Company will modify the “Dividend reinvestment plan fees” line item of the Fees and Expenses table to reflect the $15.00 transaction fee discussed above.

Lastly, the Company advises the Staff that the de minimis expenses of the DRIP are part of the annual fund expenses, and not stockholder transaction expenses.

12.                               Comment: Please explain to the Staff whether NMFC Senior Loan Program I, LLC (“SLP I”) and NMFC Senior Loan Program II, LLC (“SLP II”) are treated as eligible portfolio companies for purposes of determining if SLP I and SLP II are considered qualifying assets under Section 55(a) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:  The Company advises the Staff that SLP I and SLP II are not considered to be eligible portfolio companies because these entities would be investment companies but for the exemptions under Section 3(c) of the 1940 Act that they rely on and, therefore, SLP I and SLP II are non-qualifying assets under Section 55(a) of the 1940 Act.

13.                               Comment: Please explain to the Staff whether the income tax expenses related to the Company’s tax blocker subsidiaries are reflected in the Fees and Expenses table.

Response:  The Company confirms that the income tax expenses related to the Company’s tax blocker subsidiaries are reflected in the Fees and Expenses table because such expenses are included in the Company’s Consolidated Statement of Operations and the information in the Fees and Expenses table is based on the Company’s Consolidated Statement of Operations.

14.                               Comment: Is NMNLC treated as an eligible portfolio company for purposes of determining if NMNLC is considered a qualifying asset under Section 55(a) of the 1940 Act or does the Company look through to NMNLC’s underlying properties and are those properties treated as eligible portfolio companies for purposes of Section 55(a) of the 1940 Act?

Response: The Company advises the Staff that NMNLC is consolidated with the Company under GAAP and, therefore, the Company looks through to the properties in which NMNLC is invested for purposes of determining the Company’s compliance with Section 55(a) of the 1940 Act. The Company considers the properties in which NMNLC is invested to be eligible portfolio companies and treats such properties as qualifying assets for purposes of Section 55(a) of the 1940 Act.

15.                               Comment: The Staff notes that the Company only discloses a schedule of holdings for SLP II but there is no schedule of holdings for SLP I. Please explain why there is no schedule of holdings for SLP I. In addition, how is SLP II treated for purposes of determining if SLP II is considered a qualifying asset under Section 55(a) of the 1940 Act and are any of the securities held by SLP II treated as eligible portfolio companies for purposes of Section 55(a) of the 1940 Act.

Response:  Given the Staff’s guidance with regard to providing a schedule of holdings for a joint venture, the Company has included a schedule of holdings for SLP II because SLP II is a joint venture. SLP I, on the other hand, is not a joint venture. Given SLP I’s ownership structure and the Company’s less than 25% ownership interest in SLP I, the Company does not believe it is necessary to include a schedule of holdings for SLP I.  SLP II is not considered to be an eligible portfolio company because it would be an investment company but for the exemptions under Section 3(c) of the 1940 Act that SLP II relies on and, therefore, SLP II is a non-qualifying asset under Section 55(a) of the 1940 Act. Since the Company does not consolidate SLP II under GAAP, it does not look through to SLP II’s portfolio companies for purposes of complying with Section 55(a) of the 1940 Act.

16.                               Comment: The Staff refers to Part C — Item 34 of the Registration Statement. Please add the following undertaking to the Registration Statement: “To not seek to sell shares under a prospectus supplement to the registration statement, or a post-effective amendment to the registration statement, of which the prospectus forms a part (the “current registration statement”) if the cumulative dilution to the Registrant’s net asset value (“NAV”) per share arising from offerings from the effective date of the current registration statement through and including any follow-on offering would exceed 15% based on the anticipated pricing of such follow-on offering. This limit would be measured separately for each offering pursuant to the current registration statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the anticipated percentage dilution from each subsequent offering. If the Registrant files a new post-effective amendment, the threshold would reset.”

Response:  The Company has added the requested undertaking to the Registration Statement in response to the Staff’s comment. See p. C-9 of the Registration Statement.

*          *          *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, Lisa A. Morgan at (202) 383-0523 or Vlad Bulkin at (202) 383-0815.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Shiraz Kajee / New Mountain Finance Corporation
Karrie Jerry / New Mountain Finance Corporation
Lisa Morgan / Eversheds Sutherland (US) LLP
Vlad Bulkin / Eversheds Sutherland (US) LLP